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                                                                      EXHIBIT 1


                   [Letterhead of Bankgesellschaft Berlin AG]


                                                           October 7, 1997


The Growth Fund of Spain, Inc.
222 South Riverside Plaza
Chicago, IL  60606
USA
Attention:  Philip J. Collora, Secretary

Dear Mr. Collora:

         Bankgesellschaft Berlin AG (the "Bank") is the holder of 1,514,300 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund"), representing approximately 9.1% of the outstanding shares of Common Stock. We have reviewed the preliminary proxy statement (the "Proxy Statement") of the Fund that was filed with the United States Securities and Exchange Commission on September 29, 1997. The Proxy Statement relates to a Special Meeting of Shareholders of the Fund scheduled for December 3, 1997 at which shareholders will be asked to (i) elect two additional members to the Board of Directors of the Fund (the "Board"), (ii) ratify the selection of the Fund's independent auditors for the current fiscal year and (iii) approve or disapprove a new investment management agreement and a new sub-advisory agreement. The vote on the new investment management and sub-advisory agreement are being taken in anticipation of the automatic termination of the Fund's existing investment management and sub-advisory agreements, in accordance with the terms thereof, upon the acquisition by Zurich Insurance Company ("Zurich"), the parent company of the Fund's current investment manager, of approximately 70% of Scudder, Stevens & Clark Inc. ("Scudder"). Upon completion of the acquisition, Scudder will change its name Scudder Kemper Investments, Inc. ("SKI") and the Fund's current investment manager will be combined with SKI.

         The Proxy Statement states that the Audit and Governance Committee of the Fund (the "Committee") proposes the nominees for election by the shareholders of the Fund and that shareholders wishing to submit the name of a candidate for consideration by the Committee may do so by contacting the Secretary of the Fund. The Bank requests that the Committee nominate Gregory L. Melville and Moritz A. Sell to the Board. Brief biographies of Messrs. Melville and Sell are attached hereto as Annex A. Messrs. Melville and Sell have confirmed to the Bank that they meet all requirements under the Investment Company Act of 1940, as amended, and the Fund's articles of incorporation and by-laws applicable to directors. They will complete a questionnaire prepared by the Fund designed to confirm the foregoing. In the event that the Committee determines not to nominate Messrs. Melville and Sell, the Bank would appreciate the opportunity to discuss with

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the Committee the opportunity of nominating other individuals to the Board in lieu of Messrs. Melville and Sell.

         Mr. Melville has extensive experience in risk management and trading in international equities. Mr. Sell has significant experience in international securities as both a trader and an analyst. As the Fund invests primarily in the securities of Spain, their business experience would prove to be an asset to the Fund.

         The persistent discount from net asset value ("NAV") of the shares of Common Stock is a concern to the Bank, as we are sure it is to most, if not all, shareholders of the Fund. Messrs. Melville and Sell have indicated to the Bank that, if elected to the Board, they will be committed to exploring methods of reducing or eliminating the discount. Such methods might include committing the Fund to disseminating NAV information on a daily basis, converting the Fund to a close-end interval fund, open-ending the Fund, or merging the Fund with an open-end fund, among others.

         The Bank believes that the two nominees to the Board whose names are contained in the Proxy Statement will not be genuinely committed to reducing or eliminating the discount because both are affiliated with Scudder, which will serve as the investment manager of the Fund after its acquisition by Zurich. These two nominees will not possess the independence necessary to make decisions relating to the reduction or elimination of the discount to NAV based on the best interests of the shareholders of the Fund, as opposed to the best interests of the Fund's investment manager. On the other hand, Messrs. Melville and Sell will have the interests of increasing shareholder value as their mandate.

         We wish to thank the Committee for its attention to the Bank's request that its nominees be considered for nomination to the Board and, due to the time sensitivity, respectfully request a response to this letter by October 13, 1997.

Very truly yours,


/s/ Serge Demoliere
Managing Director

/s/ Dirk Kipp
Director

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                                    ANNEX A


Gregory L. Melville (born July 22, 1956)
US Citizen
B.S. Engineering, 1978, United States Military Academy, West Point
1978 - 1983       US Army, Finance Officer
1983 - 1989       Self Employed in Financial Services Industry
1990 - 1995       Salomon Brothers, Investment Bank, Vice President
1995 - Present    Bankgesellschaft Berlin, Bank, Assistant Director


Moritz A. Sell (born October 12, 1967)
US Citizen
B.A. Economics, 1989, George Washington University
1990 - 1994       Canadian Imperial Bank of Commerce, Bank, Vice President
1995 - 1996       Barclays de Zoete Wedd, Investment Bank, Analyst
1996 - Present    Bankgesellschaft Berlin, Bank

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